POTOMAC INSURANCE TRUST
CLASS A/SINGLE CLASS SHARES
DISTRIBUTION PLAN
FOR SUBADVISED PORTFOLIOS

WHEREAS, the Potomac Insurance Trust (the “Trust”) is engaged in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust, on behalf of its one or more designated series presently existing or hereafter established that have retained a subadviser as set forth in Schedule A as may be amended from time to time (hereinafter referred to as “Subadvised Portfolios”), desires to adopt a Distribution Plan pursuant to Rule l2b-1 under the 1940 Act and the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Distribution Plan will benefit the Subadvised Portfolios and their shareholders; and

WHEREAS, the Trust intends to employ a registered broker-dealer as Distributor of the securities of which it is the issuer;

NOW, THEREFORE, the Subadvised Portfolios hereby adopt this Distribution Plan (the “Plan”) in accordance with Rule l2b-1 under the 1940 Act on the following terms and conditions:

1.    Payment of Fees. The Subadvised Portfolios are authorized to pay the Distributor distribution and service fees for each Subadvised Portfolio listed on Schedule A of this Plan, as such schedule may be amended from time to time, on an annualized basis, at such rates as shall be determined from time to time by the Board of Trustees in the manner provided for approval of this Plan in Paragraph 5, up to the maximum rates set forth in Schedule A, as such schedule may be amended from time to time. Such fees shall be calculated and accrued daily and paid monthly or at such other intervals as shall be determined by the Board in the manner provided for approval of this Plan in Paragraph 5. The distribution and service fees shall be payable by the Trust on behalf of a Subadvised Portfolio regardless of whether those fees exceed or are less than the actual expenses, described in Paragraph 2 below, incurred by the Distributor with respect to such Portfolio in a particular year.

2.    Distribution and Service Expenses. The fee authorized by Paragraph 1 of this Plan shall be paid pursuant to an appropriate Distribution Agreement in payment for any activities or expenses intended to result in the sale and retention of Portfolio shares, including compensation paid by the Distributor to its registered representatives, to participating dealers, to participating insurance companies or to other categories of entities approved by the Board of Trustees of the Trust that have entered into agreements with the Distributor, advertising, salaries and other expenses of the Distributor relating to selling or servicing efforts, expenses of organizing and conducting sales seminars, printing of prospectuses, statements of additional information and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature and other sales promotion expenses, or for providing ongoing services to shareholders.

3.    Additional Compensation. This Plan shall not be construed to prohibit or limit additional compensation derived from sales charges or other sources that may be paid to the Distributor pursuant to the aforementioned Distribution Agreement.

4.    Third Party Expenses. Nothing in this Plan shall operate or be construed to limit the extent to which the Trust’s investment adviser or any other person, other than the Trust, may incur costs and bear expenses associated with the distribution of Shares of beneficial interest in a Subadvised Portfolio. The Trust’s investment adviser may from time to time make payments to third parties out of its advisory fee, not to exceed the amount of that fee, including payments for fees for shareholder servicing and transfer agency functions. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of shares issued by a Subadvised Portfolio within the context of Rule 12b-1 under the 1940 Act, such payments shall be authorized by this Plan.

5.    Board Approval. This Plan shall not take effect with respect to any Subadvised Portfolio until it has been approved, together with any related agreements, by vote of a majority of both (a) the Board of Trustees and (b) those members of the Board who are not “interested persons” of the Trust, as defined in the 1940 Act, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Independent Trustees”), cast in person at a meeting or meetings called for the purpose of voting on this Plan and such related agreements.

6.    Renewal of Plan. This Plan shall continue in full force and effect with respect to a Subadvised Portfolio for successive periods of one year from its approval as set forth in Paragraphs 5 for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 5.

7.    Reports. Any Distribution Agreement entered into pursuant to this Plan shall provide that the Distributor shall provide to the Board of Trustees and the Board shall review, at least quarterly, or at such other intervals as reasonably requested by the Board, a written report of the amounts so expended and the purposes for which such expenditures were made.

8.    Termination. This Plan may be terminated with respect to a Subadvised Portfolio at any time by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of such Portfolio, voting separately from any other Portfolio of the Trust.

9.    Amendments. Any change to the Plan that would materially increase the distribution costs to a Subadvised Portfolio may not be instituted unless such amendment is approved in the manner provided for board approval in Paragraph 5 hereof and approved by a vote of at least a majority of such Portfolio’s outstanding voting securities, as defined in the 1940 Act, voting separately from any other Portfolio of the Trust. Any other material change to the Plan may not be instituted unless such change is approved in the manner provided for initial approval in Paragraph 5 hereof.

10.    Nomination of Trustees. While this Plan is in effect, the selection and nomination of Independent Trustees of the Trust shall be committed to the discretion of the Independent Trustees then in office.

11.    Records. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph 6 hereof for a period of not less than six years from the date of execution of this Plan, or of the agreements or of such reports, as the case may be, the first two years in an easily accessible place.

Date: August 22, 2002, as amended

POTOMAC INSURANCE TRUST
CLASS A/SINGLE CLASS SHARES
DISTRIBUTION PLAN
FOR SUBADVISED PORTFOLIOS

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Potomac Insurance Trust Class A Shares Distribution Plan for Subadvised Portfolios shall be as follows:

Evolution VP Managed Bond Fund
Evolution VP Managed Equity Fund

Up to 0.25% of the average daily net assets

Dynamic VP HY Bond Fund

Up to 1.00% of the average daily net assets

Dated: August 22, 2002, as amended